Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

September 18, 2015

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Incapital Unit Trust, Series 107

International Dividend Seeker Portfolio, 4Q 2015

File Nos. 333-206181 and 811-22581

Dear Ms. White:

This letter is in response to your comment letter dated September 4, 2015 regarding the registration statement on Form S-6 for Incapital Unit Trust, Series 107, filed on August 6, 2015, with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the International Dividend Seeker Portfolio, 4Q 2015(the “Trust”).

Principal Investment Strategy, pages 2-3

1. Please disclose the method by which the Trust determines whether a country is an emerging market.

Response: The disclosure has been revised in response to your comment.

2. You state in the second paragraph that the Trust “may” invest in depository receipts, but the Selection of Portfolio Securities suggests that the Trust will only invest in depository receipts. Please reconcile.

Response: The disclosure has been revised in response to your comment.

3. You state that, among other things, the BNY Mellon ADR Index tracks “New York Shares.” Please advise what a “New York Share” is. In addition, please reconcile this statement with the index provider’s own description of its index at http://www.adrbnymellon.com/adr_index.jsp.

Response: The reference to New York Shares has been deleted so that the disclosure matches the index provider’s description.

4. The portfolio may invest up to 40% of its total assets in a given industry. If, once the portfolio holdings are determined, there is substantial exposure to a given industry, please describe any risks specific to that industry.

Response: The Trust will provide the necessary risk disclosures once the portfolio holdings are determined.

Principal Risks – Liquidity Risk, page 6

5. Given that a UIT must be a redeemable security, it is unclear why you have included Liquidity Risk as a principal risk of investing in the Trust. Please advise or revise.

Response: This risk factor has been deleted in response to your comment.

In-Kind Distributions, page B-25

6. We note your statement that “[u]nder certain circumstances, as described in this prospectus, you may receive an in-kind distribution of Trust securities when you redeem units or when your Trust terminates.” We are unable to locate where in the prospectus you have disclosed this. Please advise or revise. Please also disclose in the prospectus that shareholders will incur transaction costs in liquidating securities received, and that the securities will be subject to market risk until sold. Finally, if any securities redeemed in-kind will be illiquid, disclose that shareholders will bear the risk of not being able to sell such securities in the near term, or at all.

Response: The disclosure regarding in-kind distributions has been clarified on pages B-9 and B-10 of the prospectus in response to your comment.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren